                                 SECURITIES AND EXCHANGE COMMISSION
                                        Washington, DC 20549

                                              FORM 6-K

                            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                             ACT OF 1934

                                    FOR THE MONTH OF AUGUST 2002

                                   (Commission File No. 001-14489)

                            TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                       (Exact name of registrant as specified in its charter)

                             TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                            (Translation of registrant's name in English)

                     SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                                   -7° ANDAR, BRASILIA, D.F.
                                    FEDERATIVE REPUBLIC OF BRAZIL
                              (Address of Principal Executive Offices)

                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                 Form 20-F   X      Form 40-F
                                          -----               ----

                          (Indicate by check mark whether the registrant by
                          furnishing the information contained in this form
                          is also thereby furnishing the information to the
                           Commission pursuant to Rule 12g3-2(b) under the
                                  Securities Exchange Act of 1934.)

                                          Yes        No   X
                                             -----      -----

                                             Page 1 of 5

                            TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                        CNPJ N(0)02.558.132/0001-69 / NIRE N(0)533 0000 580 0
                                     A Publicly-Held Corporation

                         MINUTES OF THE 165TH (ONE HUNDRED AND SIXTY-FIFTH)
                                     EXTRAORDINARY BOARD MEETING

1. DATE,  TIME, AND LOCATION OF THE MEETING:  The meeting was held at 08:00 (eight hundred hours) on
August 13, 2002, at the Company's headquarters, located at SCS, QUADRA 2, BLOCO C, N(0)226, EDIFICIO
TELEBRASILIA CELULAR,  7(0)ANDAR, in the city of Brasilia-DF.  2. ATTENDANCE:  All of the members of the Board of  Directors  attended,  namely Mr.  Alexandre  Beldi Netto,  Mr. Mario Cesar  Pereira de
Araujo,  Mr. Marco Antonio Beldi,  Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo
Alexandre  Marcondes de Souza and Mr. Ricardo de Souza Adenes.  3. THE TABLE:  Mr.  Alexandre  Beldi
Netto, chairman of the Company's Board of Directors, conducted the proceedings and invited Mr. MARIO
CESAR PEREIRA DE ARAUJO to act as secretary.  4. ORDER OF THE DAY: (I) to decide on the  ACQUISITION
------------ OF DEBENTURES ISSUED BY FIXCEL S.A. 5. UNANIMOUS AND UNRESTRICTED  DELIBERATION:  After
installation  of the  Board,  the  members  of  the  ------------------------------------  Board  of
Directors  unanimously and with no restrictions  decided to acquire, in compliance with the terms of
Item XVI of Article 17 of the Company's bylaws, a maximum total of R$125,000,000.00 (One Hundred and
Twenty-Five  Million  Brazilian  Reais) in  2nd-issue  debentures  of  Fixcel  S.A.,  a  corporation headquartered in the city of Sorocaba,  in the state of Sao Paulo, and registered with the Brazilian
National Tax Roll (CNPJ/MF) under number  02.792.099/0001-37.  The members of the Board of Directors
decided  that  the  remaining  2nd-issue   debentures  of  Fixcel  S.A.,  in  the  total  amount  of
R$65,000,000.00  (Sixty-Five Million Brazilian Reais), shall be acquired by the companies controlled by the Company,  namely Telegoias Celular S.A.,  Telemat Celular S.A., Telems Celular S.A.,  Teleron
Celular S.A. and Norte Brasil Telecom S.A., in a proportion  defined by their  respective  Boards of
Directors.  The debentures issued by Fixcel S.A. to be purchased by the Company will have a floating guarantee, will not be convertible into shares and will mature in 360 (Three Hundred and Sixty) days as of their date of issue.  The members of the Board of Directors are henceforth  authorized to take any and every necessary or convenient  action to acquire the debentures issued by Fixcel S.A. in the form herein established.  6. CLOSING AND APPROVAL OF MINUTES:  With no further issues to address the president  closed the meeting and the present minutes were drawn,  read and considered  appropriate, and signed by all the present  members.  Brasilia-DF,  August 13,  2002.  We hereby  certify for all purposes  that the document  above is a true copy of its  original  text,  drawn in its  appropriate minute book.

                                    MARIO CESAR PEREIRA DE ARAUJO
                                              Secretary

                                             Page 2 of 5

                                                                           BRASILIA, AUGUST 15, 2002

INVESTOR RELATIONS:                                                                        WEB SITE
ARTHUR FONSECA  -                                                             HTTP://WWW.TCO.NET.BR
ARTHUR.FONSECA@TCO.NET.BR

                                      INFORMATION TO THE MARKET

Considering  the news and  evaluations  disclosed  throughout  this day, TCO clarifies the following facts:

(i)      As  announced  on August 14,  2002  (yesterday),  on August 13, 2002 TCO  subscribed  to 190 million  Brazilian Reais in debentures issued by Fixcel, a corporation which belongs to the
         Splice  Group.  When  added to the  issue  acquired  on July 2,  2002 in the value of R$470 million,  the total subscription  amounts to R$660 million.  The debentures have a floating guarantee on the Fixcel assets and a guarantee from Splice.

(ii)     TCO is  being  paid  at an  interest  rate  equal  to the  variation  of the  Bank  Deposit
         Certificate - BDC - plus 2% PER ANNUM.

(iii)    TCO HAS NO INTENTION OF INVESTING  ADDITIONAL  RESOURCES IN ISSUES FROM THE SPLICE GROUP OF
         ANY NATURE.

(iv)     TCO  understands  that the  guarantees  represented  by the Fixcel  and the  Splice  equity significantly exceed the value of the acquired debentures.

The operations above have not debilitated TCO's operating and financial  performance,  which was the
HIGHEST  NET INCOME  AMONG ALL  CELLULAR  TELEPHONE  COMPANIES  IN THE FIRST  HALF OF 2002  (R$161.2
million). All the plans and investments made by TCO have been fully met. TCO used funds available in order to acquire the  debentures  and it is certain that such  investments  will not  compromise its investment plans or the development of its business activities.

                                             Page 3 of 5

                                 FINANCIAL AND OPERATING PERFORMANCE

----------------------------------------------------------------------------------------------------
                                               ACCRUED         ACCRUED
CONSOLIDATED DATA (R$ THOUSAND)                JULY 02*        JULY 01         JULY 02*     JULY 01
----------------------------------------------------------------------------------------------------
Net Operating Income from Services             730.462         589.516         112.741       91.697
Net Operating Income from Merchandise          107.726          99.117          13.947       14.935
Investments                                     91.295         106.436          13.438       31.065
----------------------------------------------------------------------------------------------------
 * Not audited.

       ----------------------------------------------------------------------------------
       TCO (AREA 7) - Operating Data                          July 02        July 01
       ----------------------------------------------------------------------------------
       CLIENTS                                                  2,248,575      1,758,327
          POST-PAID                                               628,106        544,727
          Pre-paid                                              1,603,752      1,196,873
          Rural                                                    16,717         16,727
       WORKFORCE                                                    2,335          2,472
       Radio Base Stations (RBS's)                                    667            621
       ----------------------------------------------------------------------------------

       ---------------------------------------------------------------------------------
       NBT (AREA 8) - OPERATING DATA                         JULY 02        JULY 01
       ---------------------------------------------------------------------------------
       CLIENTS                                                   514,712        352,994
          Post-paid                                              124,831        112,994
          Pre-paid                                               389,881        240,000
       WORKFORCE                                                     463            653
       Radio Base Stations (RBS's)                                   153            743
       ---------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING  STATEMENTS.  STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL
FACT,  INCLUDING  STATEMENTS  ABOUT THE BELIEFS AND  EXPECTATIONS OF THE COMPANY'S  MANAGEMENT,  ARE
FORWARD-LOOKING   STATEMENTS.   THE  WORDS  "ANTICIPATES,"   "BELIEVES,"   "ESTIMATES,"   "EXPECTS,"
"FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED
TO IDENTIFY THESE STATEMENTS,  WHICH NECESSARILY  INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES.
ACCORDINGLY,  THE ACTUAL  RESULTS OF OPERATIONS  OF THE COMPANY MAY BE DIFFERENT  FROM THE COMPANY'S
CURRENT  EXPECTATIONS,  AND THE READER  SHOULD NOT PLACE  UNDUE  RELIANCE  ON THESE  FORWARD-LOOKING
STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES
NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                             Page 4 of 5

                                              SIGNATURE

         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Tele Centro Oeste Cellular Holding Company

Date: August 16, 2002                           By:        /S/ MARIO CESAR PEREIRA DE ARAUJO
                                                     -----------------------------------------------
                                                     Name: Mario Cesar Pereira de Araujo
                                                     Title:   President

                                                            Page 5 of 5